Exhibit 4.7

Linde GmbH · Gases Division · Seitnerstrasse 70 · 82049 Pullach

Linde plc Ten Earlsfort Terrace Dublin 2, D02 T380 Republic of Ireland

Linde Finance B.V. 53 Merrion Square S. Dublin 2, D02 PR63 Republic of Ireland

17 May 2024

Dear Sir or Madam,

Upstream Guarantee relating to the

Debt Issuance Programme

of Linde plc

Reference is made to our guarantee dated 11 May 2020 (the “Upstream Guarantee”) for the benefit of Linde plc, relating to (i) notes issued by Linde plc and (ii) the guarantee of Linde plc for the benefit of the holders of notes issued by Linde Finance B.V., in each case under the EUR 10,000,000,000 Debt Issuance Programme of Linde plc and Linde Finance B.V. dated 11 May 2020 (as amended, supplemented and restated from time to time) (the “Debt Issuance Programme”)

We understand that with effect from 8 May 2024, the Debt Issuance Programme has been updated in accordance with customary procedure. Such update also entailed an increase of the volume of the Debt Issuance Programme (i.e. the maximum nominal amount of notes outstanding under the Debt Issuance Programme at any time) (the “Programme Volume”) to EUR 15,000,000,000.

Linde GmbH Gases Division Seitnerstrasse 70 82049 Pullach Telefon 089 7446-0 http://www.linde-gas.com	Linde GmbH Registered office Pullach Court of Registration Munich HRB 256407 Ust-IdNr.: DE 322 012 334	Supervisory Board: Christoph Hammerl (Chairman) Management Board: Jürgen Nowicki, Oliver Pfann, Matthias von Plotho

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This letter is to confirm that our Upstream Guarantee for the benefit of Linde plc also extends to the increased Programme Volume of the Debt Issuance Programme applicable from 8 May 2024. All references in our Upstream Guarantee to the Debt Issuance Programme and notes issued thereunder shall be construed accordingly.

Very truly yours,

Linde GmbH

By	/s/ Matthias von Plotho	By	/s/ ppa. Daniel Geiger
	Name: Matthias von Plotho		Name: ppa. Daniel Geiger